# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M406
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-000359
Filed by CIK 0001496201

## Reporting persons
- Sphera Funds Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,122,090; sole dispositive power 0; shared dispositive power 3,122,090; aggregate amount beneficially owned 3,122,090 (5.51% of the class)
  Comment: Percentage reported in Item 11 is based on 53,811,110 Common Shares outstanding as of September 26, 2025 (as provided by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on October 3, 2025) and 2,826,903 warrants beneficially owned by the Reporting Persons as described in Item 4(a), with each warrant currently exercisable into one Common Share.
- Sphera Global Healthcare GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,122,090; sole dispositive power 0; shared dispositive power 3,122,090; aggregate amount beneficially owned 3,122,090 (5.51% of the class)
  Comment: Percentage reported in Item 11 is based on 53,811,110 Common Shares outstanding as of September 26, 2025 (as provided by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on October 3, 2025) and 2,826,903 warrants beneficially owned by the Reporting Persons as described in Item 4(a), with each warrant currently exercisable into one Common Share.
- Sphera Global Healthcare Management LP.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,122,090; sole dispositive power 0; shared dispositive power 3,122,090; aggregate amount beneficially owned 3,122,090 (5.51% of the class)
  Comment: Percentage reported in Item 11 is based on 53,811,110 Common Shares outstanding as of September 26, 2025 (as provided by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on October 3, 2025) and 2,826,903 warrants beneficially owned by the Reporting Persons as described in Item 4(a), with each warrant currently exercisable into one Common Share.

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: Suite 200, 1920 Yonge Street, Toronto, Ontario, Canada, M4S 3E2

## Item 2. Person Filing
Name of person filing:
Sphera Funds Management Ltd.
Sphera Global Healthcare GP Ltd.
Sphera Global Healthcare Management LP
Address of principal business office or, if none, residence: Address of the Principal Business Office of each of the reporting persons is: 4 Itzhak Sade, Building A, 29th Floor, Tel Aviv 6777504, Israel
Citizenship: Each of the reporting person is organized under the laws of the State of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

The securities reported herein by Sphera Funds Management Ltd., Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP are beneficially owned as follows:

* 511,875 warrants, with each warrant currently exercisable into one Common Share, representing a total of 0.90% of the total Common Shares outstanding are held directly by Sphera Global Healthcare Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management LP (the "Management Company").

* 295,187 Common Shares and 2,315,028 warrants, with each warrant currently exercisable into one Common Share, together representing a total of 4.61% of the total Common Shares outstanding, are held directly by Sphera Biotech Master Fund, L.P., which has delegated its investment management authority to the Management Company.

The Management Company is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., the shares of which are owned 90% by Sphera Funds Management Ltd.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.
Percent of class:
Incorporated by reference to Item 11 of the cover page for each reporting person.

Percentage reported in Item 11 for each reporting person is based on 53,811,110 Common Shares outstanding as of September 26, 2025 (as provided by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on October 3, 2025) and 2,826,903 warrants beneficially owned by the Reporting Persons as described in Item 4(a), with each warrant currently exercisable into one Common Share.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page for each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page for each reporting person. See also note in Item 4(a) above.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page for each reporting person. See also note in Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and among the reporting persons (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on August 30, 2023)

## Signatures
- Sphera Funds Management Ltd.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (10/23/2025)
- Sphera Global Healthcare GP Ltd.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (10/23/2025)
- Sphera Global Healthcare Management LP.: /s/ Adi Hanetz, Adi Hanetz / General Counsel (10/23/2025)